CUSIP No. 698340 10 6	SCHEDULE 13G	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pandion Therapeutics, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

698340 10 6

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698340 10 6	SCHEDULE 13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Roche Finance Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	3,086,084

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	3,086,084

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,084
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 698340 10 6	SCHEDULE 13G	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Roche Holding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	3,086,084

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	3,086,084

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,084
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 698340 10 6	SCHEDULE 13G	Page 4 of 7

Item 1(a).	Name of Issuer:

Pandion Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

134 Coolidge Avenue, Watertown, Massachusetts 02472

Item 2.

(a) Name of Person Filing: Roche Finance Ltd and Roche Holding Ltd

(b) Address or principal business office or, if none, residence:

Roche Finance Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland.

Roche Holding Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland.

(c) Citizenship:

Roche Finance Ltd: Switzerland

Roche Holding Ltd: Switzerland

(d) Title of Class of Securities: Common stock, par value $0.001 per share.

(e) CUSIP No.: 698340 10 6.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Each of the Reporting Persons may be deemed to beneficially own 3,086,084 shares of Common Stock.*

(b)	Percent of Class: Each Reporting Person may be deemed to beneficially own 10.5%, based on 29,519,902 shares of Common Stock outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020.*

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 3,086,084.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 3,086,084.

*Roche Holding Ltd may be deemed to have beneficial ownership of the 3,086,084 shares directly beneficially owned by Roche Finance Ltd, its wholly-owned subsidiary.

CUSIP No. 698340 10 6	SCHEDULE 13G	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Roche Finance Ltd is a wholly-owned subsidiary of Roche Holding Ltd.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 698340 10 6	SCHEDULE 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2021

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein
Carole Nuechterlein, Authorized Signatory

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Claudia Boeckstiegel, Authorized Signatory

CUSIP No. 698340 10 6	SCHEDULE 13G	Page 7 of 7

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

Dated this 16th day of February, 2021

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein
Carole Nuechterlein, Authorized Signatory

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Claudia Boeckstiegel, Authorized Signatory